AngioGenex, Inc.
                      425 Madison Avenue, Suite 902
                           New York N.Y. 10017
               Telephone: (212) 874-6608   Fax:  (212) 874-5027


March 6, 2006


Ms. Kenya Wright Gumbs
Mail Stop 3720
U. S. Securities Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

RE:  AngioGenex, Inc.
     Item 4.01, Form 8-K
     Filed February 10, 2006
     Commission File No. 000-26181

Dear Ms. Gumbs:

This responds to your February 13, 2006 letter, in response to our Item 4.01, Form 8-K filed with the Commission on February 10, 2006. This cover letter keys our amended Form 8-K in response to your comments.


1. Amend Item 4(a) of Form 8-K to cover the interim period from the date of the last audited financial statements to February 7, 2006, the date of dismissal. See Item 304(a)(1)(iv) of Regulation S-B.

Response: We have amended the Form 8-K to reflect that it covers the the interim period from the date of the last audited financial statements to February 7, 2006, the date of dismissal.

2. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

Response: Our former auditor has provided us with an updated Exhibit 16, which has been included with this filing.

We hope this response satisfies your comment letter dated, February 13, 2006.

Sincerely,

Richard Salvador
President/CEO